                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                                (Amendment No. 2)

                           THE NATIONAL REGISTRY INC.
                           --------------------------
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
                     --------------------------------------
                         (Title of Class of Securities)

                                   63735L 10 3
                                   -----------
                                 (CUSIP Number)

                            Thomas J. Egan, Jr., Esq.
                                Baker & McKenzie
                          815 Connecticut Avenue, N.W.
                           Washington, D.C. 20006-4078
                                 (202) 452-7000
                                 --------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                December 17, 1998
                          (Date of Event which Requires
                            Filing of this Statement)

       If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

       Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

CUSIP No. 63735L 10 3
---------------------

--------------------------------------------------------------------------------
(1)  Name of Reporting Persons
     S.S. or I.R.S. Identification No. of Above Persons

     RMS Limited
       Partnership           Crystal Diamond, Inc.               Roy M. Speer
     88-0224372              88-0223159                          ###-##-####

--------------------------------------------------------------------------------
(2)  Check the Appropriate Box if a Member                            (a) [X]
     of a Group (See Instructions)                                    (b) [ ]

--------------------------------------------------------------------------------
(3)  SEC Use Only

--------------------------------------------------------------------------------
(4)  Source of Funds
                                       WC

--------------------------------------------------------------------------------
(5)  Check Box if Disclosure of Legal Proceedings                         [ ]
     is Required Pursuant to Items 2(d) or 2(e)

--------------------------------------------------------------------------------
(6)  Citizenship or Place of Organization

     RMS Limited Partnership -- Nevada limited partnership
     Crystal Diamond, Inc. -- Nevada corporation
     Roy M. Speer -- individual citizen of the United States

--------------------------------------------------------------------------------
Number of Shares                      (7)  Sole Voting Power
Beneficially Owned                         0
by Each Reporting                     ------------------------------------------
Person With                           (8)  Shared Voting Power
                                           10,415,431 by each person
                                      ------------------------------------------
                                      (9)  Sole Dispositive Power
                                           0
                                      ------------------------------------------
                                      (10) Shared Dispositive Power
                                           8,080,805 by each person
                                      ------------------------------------------
--------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person

                       10,415,431 shares by each reporting person

--------------------------------------------------------------------------------
(12) Check Box if the Aggregate Amount in Row (11)                        [X]
     Excludes Certain Shares

--------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)

                                      62%

--------------------------------------------------------------------------------
(14) Type of Reporting Person

     RMS Limited Partnership -- PN
     Crystal Diamond, Inc. -- CO
     Roy M. Speer -- IN

       RMS Limited Partnership, a Nevada limited partnership ("RMS"), Crystal Diamond, Inc., a Nevada corporation, and Roy M. Speer hereby amend their
Schedule 13D as filed on March 20, 1995, and as amended by amended no. 1 filed on April 20, 1995 ("Schedule 13D") with respect to the Common Stock, par value $.01 per share, of The National Registry Inc., a Delaware corporation ("NRI").

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

       The following paragraph is added to the end of Item 3 of the Schedule
13D:

       The source of the funds used to purchase the Series C Preferred Stock was the working capital of RMS.

ITEM 4.  PURPOSE OF TRANSACTION.

       The Schedule 13D is amended by adding the following to the end of Item 4:

       On December 17, 1998 RMS acquired 195,500 shares of NRI's Series C Convertible Preferred Stock ("Series C Stock"), with par value of $0.01 per share, from Clearwater Fund III, L.P. ("Clearwater"), a Delaware limited partnership, pursuant to a Stock Purchase Agreement ("Stock Purchase Agreement") dated as of the same date. In consideration of the purchase of such shares of Series C Stock, RMS:

       1.   paid Clearwater $850,000;

       2. converted such shares of Series C Stock into 8,264,138 shares (including accrued dividends on the Series C Stock) of NRI's common stock ("Common Stock"), with par value of $0.01 per share and transfer to Clearwater 850,000 shares of such Common Stock received upon conversion of the Series C Stock; and

       3. agreed to contribute to NRI an additional $1.7 million in capital on or prior to January 1, 1999.

       In addition, under the same Stock Purchase Agreement, Mr. Santangelo acquired 34,500 shares of Series C Stock. In consideration of the purchase of such shares of Series C Stock, Mr. Santangelo:

       1.   paid Clearwater $150,000;

       2. converted such shares of Series C Stock into 1,458,377 shares (including accrued dividends on the Series C Stock) of NRI's common stock ("Common Stock"), with par value of $0.01 per share and transfer to Clearwater 150,000 shares of such Common Stock received upon conversion of the Series C Stock; and

       3. agreed to contribute to NRI an additional $300,000 in capital on or prior to January 1, 1999.

       Under the terms of the Stock Purchase Agreement, Clearwater assigned its rights under that certain Registration Rights Agreement dated January 31, 1997 with respect to the Common Stock received upon conversion of the shares of Series C Stock to RMS and Mr. Santangelo.

       The description of the Stock Purchase Agreement contained herein is qualified in its entirety by reference to the complete text of such agreement attached hereto as Exhibit A and incorporated herein by reference.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

       The Schedule 13D is amended by replacing Item 5 with the following:

       (a) RMS owns of record 8,080,805 shares of Common Stock. Also, as a result of the Voting Agreement, RMS may be deemed the beneficial owner of the 583,333 shares of NRI Common Stock and options to acquire 92,917 additional shares of Common Stock which are beneficially owned by Mr. Forstmann and the 100,000 shares of Common Stock which are beneficially owned by Mrs. Forstmann and the 1,308,377 shares of Common Stock and options to acquire 249,999 additional shares of Common Stock which are beneficially owned by Mr. Santangelo. As a result of the relationships described in Item 2 of the
Schedule 13D, Crystal Diamond and Mr. Speer may also be deemed for securities law purposes to beneficially own 10,415,431 shares of Common Stock each.

       As of December 21, 1998, NRI has 16,676,981 shares of Common Stock outstanding after giving effect to the issuance of the Common Stock upon conversion of the shares of Series C Stock. RMS, therefore, is the beneficial owner of 62% the outstanding Common Stock of NRI. In addition, NRI has 100,000 shares of Preferred Stock, outstanding all of which stock is held by Home Shopping Network, Inc. If all of the Preferred Stock were converted into Common Stock, RMS would be deemed to own beneficially 59% of NRI's outstanding Common Stock. None of RMS, Crystal Diamond, or Speer has the power either directly or indirectly to cause the conversion of the Preferred Stock into Common Stock. RMS, Speer and Crystal Diamond disclaim any beneficial interest in the HSN Securities.

       (b) RMS will share with Crystal Diamond and Mr. Speer the power to vote or direct the vote and the power to dispose or direct the disposition of the 8,080,805 shares of Common Stock owned RMS. RMS will also share with Mr. and Mrs. Forstmann the power to vote or direct the vote of the Common Stock owned by each of them. Mr. Santangelo has orally agreed to permit RMS to direct the voting of the shares of Common Stock benefically owned by him.

       (c) Neither RMS, Crystal Diamond, Mr. Speer, nor, to the best of Crystal Diamond's knowledge, any executive officer, director or controlling person of Crystal Diamond has effected any transaction in shares of the Common Stock during the past 60 days.

       (d) No person other than RMS, Crystal Diamond and Mr. Speer is known to have the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of the shares of Common Stock owned of record by RMS. RMS, Crystal Diamond and Mr. Speer have no right to receive or to direct the receipt of dividends from or the proceeds from the sale of any securities of the Company beneficially owned by either Mr. Forstmann or Mr. Santangelo including any shares of Common Stock with respect to which RMS, Crystal Diamond and Speer may be deemed to be a beneficial owner by virtue of the Voting Agreement.

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS
           WITH RESPECT TO SECURITIES OF THE ISSUER.

       Item 6 to the Schedule 13D is amended to read as follows:

       All contracts, arrangements, understandings or relationships with respect to the securities of the Company between RMS, Crystal Diamond, Inc. and Mr. Speer and any other person that are described in Item 4 above are incorporated herein.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

       Exhibit A -- Stock Purchase Agreement dated as of December 17, 1998.

                                   SIGNATURES

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 21, 1998                            RMS LIMITED PARTNERSHIP,
                                             a Nevada limited partnership

                                             /s/ C. Thomas Burton
                                             -----------------------------------
                                             C. Thomas Burton, President of
                                             Crystal Diamond, Inc., the Managing
                                             General Partner of RMS Limited
                                             Partnership

                                   SIGNATURES

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 21, 1998                            CRYSTAL DIAMOND, INC.
                                             a Nevada corporation

                                             /s/ C. Thomas Burton
                                             -----------------------------------
                                             C. Thomas Burton
                                             President

                                   SIGNATURES

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 21, 1998                            /s/ R. M. Speer
                                             -----------------------------------
                                             Roy M. Speer

                      Exhibit A -- Stock Purchase Agreement

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                           THE NATIONAL REGISTRY INC.
                           --------------------------
                                (Name of Issuer)

                 Class A Common Stock, par value $.01 per share
                 ----------------------------------------------
                         (Title of Class of Securities)

                                   63735L 10 3
                                   -----------
                                 (CUSIP Number)

                            Thomas J. Egan, Jr., Esq.
                                Baker & McKenzie
                          815 Connecticut Avenue, N.W.
                           Washington, D.C. 20006-4078
                                 (202) 452-7000
                                 --------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  March 9, 1995
                                  -------------
                          (Date of Event which Requires
                            Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d- 1(b)(3) or (4), check the following box [ ].

         Check the following box if a fee is being paid with the statement |X|. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

CUSIP No. 63735L 10 3
---------------------
--------------------------------------------------------------------------------
(1)  Name of Reporting Persons
     S.S. or I.R.S. Identification No. of Above Persons

     RMS Limited
       Partnership              Crystal Diamond, Inc.              Roy M. Speer
     88-0224372                 88-0223159                         ###-##-####

--------------------------------------------------------------------------------
(2)  Check the Appropriate Box if a Member                             (a) [X]
     of a Group  (See Instructions)                                    (b) [ ]

--------------------------------------------------------------------------------
(3)  SEC Use Only

--------------------------------------------------------------------------------
(4)  Source of Funds

                                WC

--------------------------------------------------------------------------------
(5)  Check Box if Disclosure of Legal Proceedings                          [ ]
     is Required Pursuant to Items 2(d) or 2(e)

--------------------------------------------------------------------------------
(6)  Citizenship or Place of Organization

     RMS Limited Partnership -- Nevada limited partnership
     Crystal Diamond, Inc. -- Nevada corporation
     Roy M. Speer -- individual citizen of the United States

--------------------------------------------------------------------------------
Number of Shares                           (7)  Sole Voting Power
Beneficially Owned                              0
by Each Reporting                          -------------------------------------
Person With                                (8)  Shared Voting Power
                                                15,480,000 by each person
                                           -------------------------------------
                                           (9)  Sole Dispositive Power
                                                0
                                           -------------------------------------
                                           (10) Shared Dispositive Power
                                                15,480,000 by each person
                                           -------------------------------------
--------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person

                   15,480,000 shares by each reporting person

--------------------------------------------------------------------------------
(12) Check Box if the Aggregate Amount in Row (11)                       [X]
     Excludes Certain Shares

--------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)

                                      59.0%
--------------------------------------------------------------------------------
(14) Type of Reporting Person

     RMS Limited Partnership -- PN
     Crystal Diamond, Inc. -- CO
     Roy M. Speer -- IN

ITEM 1.  SECURITY AND ISSUER.

         This statement relates to the common stock, par value $.01 per share (the "Common Stock"), of The National Registry Inc., a Delaware corporation (the "Company" or "NRI"), which has its principal executive offices at 2501 118th Avenue North, St. Petersburg, Florida 33716.

         The descriptions of certain agreements and documents contained in this
Schedule 13D are qualified in their entirety by reference to the complete texts of such agreements and documents filed as Exhibits hereto and incorporated herein by reference.

ITEM 2.  IDENTITY AND BACKGROUND.

         This Schedule 13D is being filed by RMS Limited Partnership, a Nevada limited partnership ("RMS"), Crystal Diamond, Inc., a Nevada corporation ("Crystal Diamond"), and Roy M. Speer ("Speer").

         RMS is engaged primarily in the warehousing and real estate businesses. RMS's principal business and office addresses are 201 West Liberty Street, P.O. Box 281, Reno, Nevada 89504.

         Crystal Diamond is the managing general partner of RMS. Crystal Diamond is engaged primarily in the warehousing and real estate businesses. Crystal Diamond's principal business and office addresses are 201 West Liberty Street, P.O. Box 281, Reno, Nevada 89504.

         Roy M. Speer is the sole stockholder and a director of Crystal Diamond and is a non-managing general partner of RMS. Mr. Speer's business address is 1401 Court Street, Clearwater, Florida 34616. Mr. Speer is a United States citizen.

         The name, citizenship, business address and present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted of (i) each of the executive officers and directors of Crystal Diamond, (ii) each person controlling Crystal Diamond, and (iii) the executive officers and directors of any person controlling Crystal Diamond (except Mr. Speer, for whom such information is provided above) are set forth in Schedule 1 attached hereto and incorporated herein by reference.

         As a result of the relationships described above in this Item 2, Crystal Diamond and Mr. Speer may be deemed to beneficially own the Common Stock held of record or beneficially owned by RMS.

         During the last five years, neither RMS, Crystal Diamond, Mr. Speer, nor, to the best of Crystal Diamond's knowledge, any executive officer, director or controlling person of Crystal Diamond has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such law.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Prior to the closing of the transactions described in Item 4 (the "Transaction"), Mr. Speer contributed $4 million in personal funds to the capital of RMS. RMS used this capital contribution to fund the Transaction.

ITEM 4.  PURPOSE OF TRANSACTION.

         On March 9, 1995, Mr. Speer and the Company entered into a letter agreement (the "Letter of Intent"), whereby, among other things, Mr. Speer agreed, subject to certain conditions, to purchase from the Company 4,000,000 shares of Common Stock and an option to purchase 2,500,000 shares of Common Stock. Following the execution of the Letter of Intent, the Company, RMS and Francis R. Santangelo ("Santangelo") entered into a Stock Purchase Agreement dated March 14, 1995 (the "Agreement") which supersedes the Letter of Intent and provides for the sale of 4,000,000 shares of NRI Common Stock to RMS, the issuance of an option to purchase 1,500,000 shares of Common Stock to RMS (the "RMS Option") and the issuance of an option to purchase 1,000,000 shares of Common Stock to Santangelo (the "Santangelo Option"). The Agreement also provides that RMS and Santangelo shall be entitled to purchase a pro rata amount of any new securities issued by NRI for a five year period following the closing date. RMS and Santangelo are precluded, however, for a five year period beginning March 9, 1995, from becoming involved in (i) any transaction involving the purchase of additional shares of stock of NRI that would cause a change of control of NRI or (ii) any transaction relating to the purchase of all or a substantial portion of the assets of NRI, without the approval of a majority of the disinterested members of NRI's Board of Directors.

         In connection with the execution of the Agreement, Mr. J. Anthony Forstmann ("Forstmann"), RMS and Santangelo entered into a

Stockholders' Voting Agreement (the "Voting Agreement"). Under the Voting Agreement, Forstmann and RMS are each entitled to designate one nominee to the Board of Directors of NRI and the other party is required to vote all of the NRI voting securities beneficially owned by such party in favor of such nominee. Mr. Santangelo has agreed to vote any shares of NRI stock beneficially owned by him as a block with RMS with respect to the election of such nominees. The Voting Agreement further provides that if either RMS or Forstmann desires to call a meeting of the stockholders of the Company, the other party shall join in making such request to the Secretary of the Company. Forstmann, RMS and Santangelo each agreed not to vote the shares of NRI stock beneficially owned by him or it in favor of the following matters unless Forstmann and RMS both agree to vote in favor of such matter:

         (a) the sale, lease, transfer or other disposition of all or substantially of the properties and assets of NRI;

         (b) the modification, amendment, rescission or restatement of the Certificate of Incorporation of NRI or the By-laws of NRI, each as amended through the closing date, if such modification amendment, recision or restatement would materially and adversely affect either Forstmann or RMS;

         (c) the merger consolidation or other reorganization of NRI with or into any other corporation or entity other than in connection with a merger, consolidation or reorganization of NRI with a wholly-owned subsidiary of NRI or other entity wholly-owned by NRI; or

         (d) the dissolution or liquidation of NRI or the filing of any voluntary case or proceeding under any applicable Federal or state bankruptcy, insolvency, reorganization or other similar laws, or the consent to the appointment of or taking possession by a custodian, receiver, liquidator, trustee, sequestrator or other similar officials of NRI.

         For purposes of the Voting Agreement, the 100,000 shares of Series A preferred stock, par value $.01 per share (the "Preferred Stock"), of NRI held of record by Home Shopping Network, Inc., which shares are subject to an irrevocable ten-year proxy in favor of Mr. Forstmann, are deemed to not be beneficially owned by Mr. Forstmann and, therefore, not subject to the Voting Agreement. The shares of Preferred Stock are presently convertible into 6,000,000 shares of Common Stock. The shares of Preferred Stock do not vote on matters submitted to the stockholders of the Company. The proxy granted to Mr. Forstmann with respect to the Preferred Stock and the Common Stock into which the Preferred Stock may be converted (collectively referred to as the "HSN Securities") will terminate on the first to occur of the following: (a) April 21, 2002, (b) the bankruptcy, insolvency or dissolution of the Company or (c) the date that Mr. Forstmann or members of his family cease to control more than 20% of the total voting power of the Company in an election of directors. Because of the provisions of the Voting Agreement, RMS, Crystal Diamond and Speer may be deemed to be a beneficial owner of all shares of NRI stock beneficially owned by Forstmann. RMS, Crystal Diamond and Speer disclaim any beneficial interest in the HSN Securities.

         The Voting Agreement will terminate on the earlier of (i) March 13, 2000 and (ii) the date on which either Mr. Forstmann or RMS beneficially owns in the aggregate less than fifty percent of the total amount of NRI voting securities owned by him or it as of the closing of the Transaction. For purposes of this calculation, Forstmann is deemed not to be the beneficial owner of the HSN Securities. The Voting Agreement will apply to all shares of Common Stock or other voting securities of NRI acquired by Forstmann, Santangelo or RMS after the closing of the Transaction.

         The terms of the RMS Option and the Santangelo Option (the "Options") are reflected in option agreements which provide for the exercise of the options at any time prior to March 14, 1998. Under the terms of the RMS Option, RMS may acquire 600,000 shares of Common Stock at $1.00 per share (the "Series A Option"), 300,000 shares at $1.50 per share, 300,000 shares at $2.00 per share and 300,000 shares at $2.50 per share. Under the Santangelo Option, Santangelo may acquire 400,000 shares of Common Stock at $1.00 per share, 200,000 shares at $1.50 per share, 200,000 shares at $2.00 per share and 200,000 shares at $2.50 per share. The Options are subject to adjustment in the event that shares of Common Stock, options or convertible securities are issued by the Company at a price per share that is less than the exercise price of the Series A Option. The RMS Option may be assigned to affiliates of RMS and to members of the Speer family or entities established for the benefit of such persons. RMS, Santangelo and their permitted assigns are entitled to certain demand and piggyback registration rights with respect to shares issued upon exercise of the Options and the shares of Common Stock purchased pursuant to the Agreement. RMS and Santangelo may not demand registration of such shares prior to the earlier of 150 days following NRI's first public offering following the closing of the Transaction or September 30, 1996.

         RMS entered into the Agreement, the Option Agreement and the Voting Agreement for the purpose of acquiring a substantial equity interest in the Company and in order to cause a designee of RMS to serve on the Board of NRI. In addition, RMS entered into the Voting Agreement in order to be able to block approval of significant corporate matters submitted for stockholder approval.

         Messrs. Speer, Santangelo and Forstmann have had preliminary discussions regarding a proposal to reduce the number of positions on the Board of Directors.

         The foregoing description of certain provisions of the Agreement, the RMS Option Agreement and the Voting Agreement does not purport to be complete and is qualified by reference to the Agreement, the form of which appears as Exhibits B, C and D, respectively attached hereto and incorporated herein by reference.

         Other than as described above, neither RMS, Crystal Diamond, Mr. Speer, nor, to the best of Crystal Diamond's knowledge, any executive officer, director or controlling person of Crystal Diamond has any present plans or proposals which relate to or would result in: (1) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (2) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;
(3) a sale or transfer of a material amount of the assets of the Company or of any of its subsidiaries; (4) any material change in the capitalization or dividend policy of the Company; (5) any other material change in the Company's business or corporate structure; (6) changes to the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (7) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in any inter-dealer quotation system of a registered national securities association; (8) a class of equity securities of the Company to become eligible for termination of registration pursuant to
Section 12(g)(4) of the Act; or (9) any action similar to any of those enumerated above.

         Notwithstanding the foregoing, RMS, Crystal Diamond and Mr. Speer reserve the right to purchase additional securities of the Company, dispose of all or a portion of its holdings of securities of the Company, or change its intentions with respect to any of the matters referred to in this Item 4.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a) As of the date hereof, RMS owns of record 4,000,000 shares of Common Stock and has the right to acquire an additional 1,500,000 shares (the "Option Shares") of Common Stock pursuant to the RMS Option. Because RMS may purchase the shares of Common Stock pursuant to the RMS Option at any time prior to March 13, 1998, RMS may be deemed the beneficial owner of the Option Shares. Also, as a result of the Voting Agreement, RMS may be deemed the beneficial owner of the 8,980,000 shares of NRI Common Stock which are beneficially owned by Forstmann and subject to the Voting Agreement and the 1,000,000 shares of Common Stock which may be acquired by Santangelo upon exercise of the Santangelo Option. As a result of the relationships described in
Item 2 above, Crystal Diamond and Mr. Speer may also be deemed for securities law purposes to beneficially own 15,480,000 shares of Common Stock each.

         Based on the Company's Quarterly Report on Form 10-Q for the period ended September 30, 1994, the Company has 23,732,753 shares of Common Stock outstanding after giving effect to the issuance of 4,000,000 shares of Common Stock pursuant to the Agreement. RMS, therefore, is the beneficial owner of 59.0% the outstanding Common Stock of NRI. In addition, the Company has 100,000 shares Preferred Stock, outstanding all of which stock is held by Home Shopping Network, Inc. If all of the Preferred Stock were converted into Common Stock, RMS would be deemed to own beneficially 48.0% of NRI's outstanding Common Stock. None of RMS, Crystal Diamond, or Speer has the power either directly or indirectly to cause the conversion of the Preferred Stock into Common Stock or to cause the exercise of the Santangelo Option. RMS, Speer and Crystal Diamond disclaim any beneficial interest in the HSN Securities.

         (b) RMS will share with Crystal Diamond and Mr. Speer the power to vote or direct the vote and the power to dispose or direct the disposition of the 4,000,000 shares of Common Stock owned RMS and the 1,500,000 shares RMS has the right to acquire from the Company pursuant to the RMS Option. RMS will also share with Mr. Forstmann the power to vote or direct the vote with respect to such shares as well as 8,980,000 additional shares of Common Stock which are beneficially owned by Mr. Forstmann and the 1,000,000 shares of stock deemed to be beneficially owned by Mr. Santangelo.

         (c) Neither RMS, Crystal Diamond, Mr. Speer, nor, to the best of Crystal Diamond's knowledge, any executive officer, director or controlling person of Crystal Diamond has effected any transaction in shares of the Common Stock during the past 60 days (nor has there been a previous Schedule 13D filing).

         (d) No person other than RMS, Crystal Diamond and Mr. Speer is known to have the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of the shares of Common Stock owned of record by RMS. RMS, Crystal Diamond and Mr. Speer have no right to receive or to direct the receipt of dividends from or the proceeds from the sale of any securities of the Company beneficially owned by either Mr. Forstmann or Mr. Santangelo including any shares of Common Stock with respect to which RMS, Crystal Diamond and Speer may be deemed to be a beneficial owner by virtue of the Voting Agreement.

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS
           WITH RESPECT TO SECURITIES OF THE ISSUER.

         All contracts, arrangements, understandings or relationships with respect to the securities of the Company between RMS, Crystal Diamond or Mr. Speer and any other person are described in Item 4 above, which is incorporated herein by reference, in the Letter Agreement, the Agreement, the Voting Agreement and the Stock Option Agreement which are attached hereto as Exhibits A, B, C and D, respectively, and which are incorporated herein by reference.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         The Letter of Intent, dated March 9, 1995, between Roy M. Speer and The National Registry Inc. is attached hereto as Exhibit A.

         The Stock Purchase Agreement, dated March 14, 1995 between RMS Limited Partnership, Francis R. Santangelo and The National Registry Inc. is attached hereto as Exhibit B.

         The Option Agreement, dated March 14, 1995 between RMS Limited Partnership and The National Registry Inc. is attached hereto as Exhibit C.

         The Stockholders' Voting Agreement, dated March 14, 1995 between RMS Limited Partnership and J. Anthony Forstmann is attached hereto as Exhibit D.

         The Option Agreement, dated March 14, 1995 between Francis R. Santangelo and The National Registry Inc. is attached hereto as Exhibit E.

                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 14, 1995                           RMS LIMITED PARTNERSHIP,
                                         a Nevada limited partnership

                                         /s/ C. Thomas Burton
                                         ------------------------------
                                         C. Thomas Burton, President
                                         of Crystal Diamond, Inc., the
                                         Managing General Partner of
                                         RMS Limited Partnership

                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 14, 1995                           CRYSTAL DIAMOND, INC.
                                         a Nevada corporation

                                         /s/ C. Thomas Burton
                                         -------------------------------
                                         C. Thomas Burton
                                         President

                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 14, 1995                           /s/ R. M. Speer
                                         ------------------------------
                                         Roy M. Speer

                                   Schedule 1

              DIRECTORS, EXECUTIVE OFFICERS AND CONTROLLING PERSONS
                  OF CRYSTAL DIAMOND, INC. ("CRYSTAL DIAMOND")

Name and Title*                                Occupation and Employer
---------------                                -----------------------

Richard W. Baker                        Certified public accountant, Richard
Director, Treasurer                     W. Baker, P.A., 1803 U.S. Highway 19,
and Secretary                           Holiday, Florida 34691

C. Thomas Burton, Jr.                   Attorney, law firm of Vargas &
President                               Bartlett, 201 West Liberty Street,
                                        P.O. Box 281, Reno, Nevada 89504

* All such persons are United States citizens.